Exhibit 12
Consolidated Ratio of Earnings to Fixed Charges Ameriprise Financial, Inc.
	Years Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in millions)
Earnings:
Pretax income attributable to Ameriprise Financial, Inc.	$2,017	$2,165	$1,829	$1,366	$1,553
Interest and debt expense (1)	390	330	283	279	320
Interest portion of rental expense	23	30	29	30	32
Amortization of capitalized interest	4	5	5	6	4
Undistributed (gain) loss from equity investees	14	10	(1)	16	41
Minority interest in pretax losses	(97)	(103)	—	(128)	(129)
Minority interest in pretax income of subsidiaries that have incurred fixed charges	222	484	141	—	23
Total earnings before banking and deposit interest expense and interest credited to fixed accounts (a)	2,573	2,921	2,286	1,569	1,844
Banking and deposit interest expense and interest credited to fixed accounts	697	742	838	875	904
Total earnings (c)	$3,270	$3,663	$3,124	$2,444	$2,748

Fixed charges:
Interest and debt expense (1)	$390	$330	$283	$279	$320
Estimated amount of interest in rental expense	23	30	29	30	32
Capitalized interest	3	2	2	7	5
Total fixed charges before banking and deposit interest and interest credited to fixed accounts (b)	416	362	314	316	357
Banking and deposit interest expense and interest credited to fixed accounts	697	742	838	875	904
Total fixed charges (d)	$1,113	$1,104	$1,152	$1,191	$1,261

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts (a/b)	6.2	8.1	7.3	5.0	5.2
Ratio of earnings to fixed charges (c/d)	2.9	3.3	2.7	2.1	2.2
(1) Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.

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